FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 18, 2006 regarding the Adjustment of the Conversion Price of Series B Zero Coupon Convertible Bonds due 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date: April 20, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Executive Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi announced the Adjustment of the Conversion Price of Series B Zero Coupon Convertible Bonds due 2009

Tokyo, April 18, 2006 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced the adjustment of the amount to be paid upon exercise of the Stock Acquisition Rights (the “Conversion Price”) of Series B Zero Coupon Convertible Bonds due 2009 (the “Series B Convertible Bonds”) which the Company issued on October 19, 2004.

1.	Adjustment to the Conversion Price

(1)	Name of the Convertible Bonds

Series B Zero Coupon Convertible Bonds due 2009

(2)	New Conversion Price: 822 yen

(3)	Former Conversion Price: 1,009 yen

2.	Effective Date: April 19, 2006

3.	Reason for Adjustment

The Conversion Price is adjusted pursuant to the terms and conditions of the Series B Convertible Bonds.

- ### -